US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
  US Arma Partners, LP

We have audited the accompanying statement of financial condition of US Arma Partners, LP as of March 31, 2017. This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of US Arma Partners, LP as of March 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
June 8, 2017


US ARMA PARTNERS, LP

Statement of Financial Condition

<u>March 31, 2017</u>

Assets


Cash	$	500,385
Accounts receivable		263,070
Accounts receivable from affiliate		309,597
Deposits		168
Advances to Registered Representative		199,483
Other current assets		51,614
Fixed assets, net		38,509
Total assets	$	1,362,826


Liabilities and Partners' Capital


Liabilities

Accounts payable and accrued liabilities	$	109,315
Amounts payable to withdrawing partner		58,887
Bonus payable		82,485
Total liabilities		250,687
Partners' capital		1,112,139
Total liabilities and partners' capital	$	1,362,826


See Accompanying Notes to Statement of Financial Statement

- 3 -


1.   Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Cash

Cash consists of cash in deposit accounts and a money market savings account with two commercial banks which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. At March 31, 2017, the Partnership held £30,683 in a US bank account denominated in British Pounds equivalent to $38,314 US Dollars.

Revenue Recognition

Consultancy and transaction fees are from corporate finance activities, some of which are provided per the terms of respective service agreements. Intercompany service income is earned from providing merger-and-acquisition services to clients of the Affiliate. The service income is recognized as per terms of the service agreement with the Affiliate.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and generally do not bear interest. To the extent deemed necessary, the Partnership maintains an allowance for estimated losses from the inability of clients to make required payments. The collectability of outstanding invoices is continually assessed. In estimating the allowance, the Partnership considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance and general economic conditions that may affect a client's ability to pay.

1.   Business and Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years.

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners. Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statement. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition.

2.   Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown. The Partnership has no current claims or losses pursuant such contracts.

3.   Fixed Assets, net

Fixed assets, net consists of the following:

Computer and office equipment	$266,983
Furniture	61,799
	328,782
Accumulated depreciation	(290,273)
Fixed assets, net	$38,509

4.   Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 At March 31, 2017, the Partnership had net capital of $247,399 which was $230,687 in excess of its required net capital of $16,712. The Partnership's net capital ratio was 1.0133. to 1.

5.   Lease Obligation
On April 18, 2016, the Partnership renewed its lease agreement to extend the period of lease until May 31, 2017 for premises in Palo Alto. The lease agreement for premises in New York was also extended on May 23, 2016 to September 30, 2019. Future minimum lease payments under these leases are as follows:

5.   Lease Obligation (continued)

Year Ending
March 31

2018	$269,290
2019	236,500
2020	98,542
Total	$604,332

6.   Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma, under which the Partnership is responsible for a portion of direct and indirect costs incurred in the provision of support services. The direct and indirect costs include a proportion of the office costs and supplies, marketing, legal, professional, and wages of the financial and administrative staff incurred by UK Arma that relate to providing the services to the partnership in accordance with the agreement.

The agreement also provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership. The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership. Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma. For the year ended March 31, 2016 only direct costs were billed under the expense-sharing agreement.

At March 31, 2017 the Partnership had a receivable from the affiliate of $309,597 representing the amounts due from UK Arma for services provided in accordance with the expense sharing agreement.

7. Non Financial Instruments Fair Value

ASSETS	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Cash	$ 500,385	$500,385	$ -	$ -	$ 500,385
Cash and securities segregated under federal and other regulations	168		168		168
Receivable from customers	263,070		263,070		263,070
Receivable from affiliate	309,597		309,597		309,597
Receivable from registered representative	199,483		199,483		199,483
TOTALS	$1,272,703	$500,385	$772,318	$ -	$1, 272,703

LIABILITIES					
Accounts payable, accrued expenses and other liabilities	$191,800	$ -	$191,800	$ -	$191,800
TOTALS	$191,800	$ -	$191,800	$ -	$191,800

8. Concentrations of Credit Risk

For the year ended March 31, 2017, three customers accounted for approximately 94% of the Partnership's consultancy and transaction fee revenue.

US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017